SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 23, 2005
PROTHERICS PLC
(Translation of Registrant’s Name Into English)
The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☒      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐      No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-___.
     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: September 23, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

PROTHERICS ANNOUNCES NASDAQ ADR LISTING
AND APPOINTMENT OF PIPER JAFFRAY AS US FINANCIAL ADVISER
AND UK JOINT BROKER
London, 23 September 2005: Protherics PLC (“Protherics”), the biopharmaceutical company focused on critical care and oncology, today announces that it has received preliminary approval from The NASDAQ Stock Market to establish a Level II American Depository Receipt (“ADR”) program in the US. The Bank of New York has been appointed as the depositary bank to administer the ADR program.
Protherics’ American Depositary Shares will be represented by ADRs on the NASDAQ National Market and trading is expected to commence on 27 September 2005 under the ticker symbol PTIL. The ADRs will trade on the basis of 10 Protherics ordinary shares for every 1 ADR. Protherics’ ordinary shares will continue to trade on the London Stock Exchange’s market for listed securities (LSE: PTI).
Protherics today also announces the appointment of Piper Jaffray as its US financial adviser and UK joint broker alongside Code Securities. Code Securities remains the Company’s UK financial adviser and Sponsor.
Andrew Heath, CEO of Protherics, commented: “It is our long-term strategy to expand our presence in the US. The majority of our revenue stream is derived from the US and we are looking to attract additional products to distribute through our US sales force. A listing on NASDAQ will help us to increase our visibility in both the capital and pharmaceutical markets in the US.”
Protherics has a significant number of US shareholders following the merger in 1999 of Proteus International PLC with Therapeutic Antibodies Inc, a US-based biopharmaceutical company. Protherics is therefore subject to the periodic reporting requirements of the Securities and Exchange Commission. A copy of Protherics’ latest Annual Report on Form 20-F can be found at www.protherics.com.
For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
+44 (0) 7919 480510
Andrew Heath, CEO
Barry Riley, Finance Director
Nick Staples, Corporate Affairs

Protherics Inc	+1 615 327 1027
Saul Komisar, President

Financial Dynamics
London: David Yates/Ben Atwell	+44 (0) 20 7831 3113
New York: Jonathan Birt/John Capodanno	+1 212 850 5600

Notes for Editors:
About Protherics
Protherics (LSE: PTI) is a fully integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology. The Company’s lead programs are Voraxaze™, for the treatment of methotrexate toxicity, expected to be launched by Protherics in the US and Europe in 2006 assuming regulatory approvals, and CytoFab™, for severe sepsis, which is being prepared for a single pivotal Phase III trial.
Protherics’ strategy is to use the revenues generated from its marketed products to help fund the advancement of the Company’s development pipeline. With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics’ goal is to attract and develop additional oncology and critical care products for its sales and marketing teams to distribute in the US and Europe.
Protherics has revenues from five products including two FDA approved products and is in the process of building a specialist sales and marketing capability in both the US and Europe. The majority of the Company’s revenues are derived from two critical care products, CroFab™ (rattlesnake antivenom) and DigiFab™ (Digoxin antidote) which were developed in-house and are sold in the US through Fougera Inc, a division of Altana AG.
Additional products in the development pipeline include Prolarix™ (targeted chemotherapy), currently in Phase I; and an Angiotensin Vaccine (treatment of hypertension), where encouraging Phase IIa results have led to an improved formulation entering pre-clinical testing.
With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, US and Australia.
An electronic version of this will be available at: www.protherics.com
American Depository Receipts (ADRs)
ADRs are commonly used to facilitate US investors investing in foreign companies which do not directly list their securities in the US. Some US investors, particularly certain domestic mutual funds, are prohibited from investing directly in foreign securities, and ADRs which are issued by a US Depositary Bank provide a mechanism for them to invest in foreign securities.
An ADR is created when a broker purchases the Company’s shares on the home stock market and delivers those shares to the Depository Bank to issue Depository Receipts.
For additional information regarding the terms of our ADRs, please see our registration statement on Form F-6 filed with the Securities and Exchange Commission.
A registration statement relating to these securities has been filed with the Securities Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. You should refer to our registration statement for more complete information concerning the company and its business. The registration statement is available at the SEC’s website: www.sec.gov.
This document contains forward-looking statements that involve risks and uncertainties including with respect to the commencement of trading of Protherics ADRs, the expansion of Protherics’ investor base in the US and the approval of Protherics’ products for marketing and distribution in the US. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.

Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: regulatory issues involving the SEC and/or the NASDAQ Stock Market; Protherics’ failure to take the remaining steps necessary to complete the listing for the NASDAQ National Market, including Protherics’ inability meet the NASDAQ’s initial or continuing listing requirements. In addition, investors may not purchase ADRs on the market and an active trading market for the ADRs may not develop or be maintained after listing. Additional important factors could negatively impact Protherics’ business results, including the factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.